Exhibit 99.1

PRESS RELEASE

Contact for Media and Investors:

Cassia Curran

NetEase, Inc.

cassia@corp.netease.com

Tel: (+86) 571-8985-2076

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase’s Board Approves $500 Million Share Repurchase Program

(Beijing — September 1, 2015) — NetEase, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced that its board of directors has approved a new share repurchase program of up to US$500 million of the company’s outstanding American Depositary Shares (ADSs) for a period not to exceed 12 months. NetEase plans to fund repurchases made under this program from available working capital.

Under the terms of the approved program, NetEase may repurchase its issued and outstanding ADSs in open-market transactions on the NASDAQ Global Select Market. The timing and dollar amount of repurchase transactions will be subject to U.S. Securities and Exchange Commission (SEC) Rule 10b-18 requirements. It is also expected that such repurchases will be effected pursuant to a plan in conformity with SEC Rule 10b5-1.

The extent to which NetEase repurchases its ADSs will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations, as determined by NetEase’s management team. The repurchase program may be suspended or discontinued at any time.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading Internet technology company in China. Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular PC-client and mobile games, advertising services, e-mail services and e-commerce platforms. In partnership with Blizzard Entertainment, NetEase also operates some of the most popular international online games in China. For more information, please visit: http://ir.netease.com/.

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Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the share repurchase program will not increase shareholder value; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.